Exhibit 99.1

PRESS RELEASE
Tuesday 21 April 2026 – 08:00 a.m. CET
Regulated information

CMB.TECH PUBLISHES ITS ANNUAL REPORT & FORM 20-F AND ANNOUNCES GENERAL MEETINGS OF 21 MAY 2026

ANTWERP, Belgium, 21 April 2026, 08:00 a.m. CET – CMB.TECH NV (NYSE: CMBT & Euronext: CMBT) (“CMB.TECH” or the “Company”) (NYSE: CMBT, Euronext Brussels: CMBT en Euronext Oslo Børs: CMBTO) published its annual report in accordance with Belgian law and submits Form 20-F for the year ended on 31 December 2025. CMB.TECH further invites its shareholders to participate in the Annual General Meeting and the Special General Meeting that will be held on Thursday 21 May 2026.

This morning, CMB.TECH published its annual report in accordance with Belgian law for the year ended on 31 December 2025 on the Company’s website in the “Investors” section under “Annual and financial reports”.

Furthermore, CMB.TECH’s annual report on Form 20-F for the year ended 31 December 2025 was submitted on Monday 20 April 2026 with the U.S. Securities and Exchange Commission. The annual report on Form 20-F will be available to download from CMB.TECH’s website in the “Investors” section under “SEC Filings”. Printed copies of the audited financial statements included in the financial report and 20-F can be requested free of charge via e-mail at marcom@cmb.tech or by telephone +32 3 247 59 11.

CMB.TECH further invites its shareholders to participate in the Annual General Meeting and Special General Meeting that will be held on Thursday 21 May 2026 at 10.30 a.m. CET in 2000 Antwerp, De Gerlachekaai 20.

In view of the record date of Thursday 7 May 2026, shareholders may not reposition shares between the Belgian Register and the U.S. Register during the period from Wednesday 6 May 2026 at 8.00 a.m. (Belgian time) until Thursday 8 May 2025 at 8.00 a.m. (Belgian time) (“Freeze Period”).
The convening notice and other documents related to these meetings are available on the CMB.TECH website in the investors section under General Meetings.
The agenda and practical formalities for participation in these meetings are described in the convening notice.

Announcement first quarter 2026 results – 19 May 2026

About CMB.TECH
CMB.TECH (all capitals) is one of the largest listed, diversified and future-proof maritime groups in the world with a combined fleet of about 250 vessels: dry bulk vessels, crude oil tankers, chemical tankers, container vessels, offshore energy vessels and port vessels.
CMB.TECH also offers hydrogen and ammonia fuel to customers, through own production or third-party producers.
CMB.TECH is headquartered in Antwerp, Belgium, and has offices across Europe, Asia and Africa.
CMB.TECH is listed on Euronext Brussels and the NYSE under the ticker symbol “CMBT” and on Euronext Oslo Børs under the ticker symbol “CMBTO”.
More information can be found at https://cmb.tech

CMB.TECH Contact
Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE
Tuesday 21 April 2026 – 08:00 a.m. CET
Regulated information

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbour protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbour legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other  factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.
This information is published in accordance with the requirements of the Continuing Obligations on Euronext Oslo Børs.

CMB.TECH Contact
Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech